Exhibit 99.1

Hanwha Q CELLS Reports First Quarter 2017 Results

Seoul, South Korea, May 25, 2017 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today reported its unaudited financial results for the first quarter ended March 31, 2017. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Korea Standard Time) on May 25, 2017.

First Quarter 2017 Highlights

•	Net revenues were $432.0 million, compared with $565.2 million in the fourth quarter of 2016 and $514.9 million in the first quarter of 2016.

•	Gross margin was 13.8%, compared with 7.0% in the fourth quarter of 2016 and 21.2% in the first quarter of 2016.

•	Operating income was $28.3 million, compared with operating loss of $21.5 million in the fourth quarter of 2016 and operating income of $56.7 million in the first quarter of 2016.

•	Net income attributable to Company’s ordinary shareholders was $17.6 million, compared with net loss of $18.5 million in the fourth quarter of 2016 and net income of $27.5 million in the first quarter of 2016.

•	Earnings per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) were $0.21, compared with loss per fully diluted ADS of $0.22 in the fourth quarter of 2016 and earnings per fully diluted ADS of $0.33 in the first quarter of 2016.

“Our first quarter results were modestly ahead of our plan and we are pleased to report that we have returned to a profitable quarter despite a challenging industry environment,” said Mr. Seong-woo Nam, Chairman and CEO of Hanwha Q CELLS. Mr. Nam continued “We have been focusing on strengthening our sales backlog early on to increase our operational visibility in 2017 while diversifying our regional and segmental business profile to better navigate different market cycles.”

“From our products side, we are now offering a more balanced products portfolio with an official launch of our proprietary mono-PERC module series, called Q.PEAK,” Mr. Nam remarked. “Our first launch was made in the United States, Europe, Japan and Australia with 60-cell modules reaching up to 305 Wp in the first quarter. This will be followed by the launch of 72-cell modules reaching up to 370 Wp in the second half of this year. Our new mono-PERC modules are already in high demand, and we are excited that our stronger product line-up will enable us to compete more effectively in the broader market segments.”

Mr. Jay Seo, CFO of Hanwha Q CELLS, said “We are making good progress strengthening our balance sheet by continuing to pay off certain interest-bearing instruments and we have brought down our net debt-to-equity ratio to 125% this quarter compared with 191% in the previous quarter.” Mr. Seo continued, “We believe that we are well-positioned to navigate through different industry cycles with our strong technology, product portfolios and cost competitiveness, and we’ll prudently manage our operations to continue sustainable growth.”

First Quarter 2017 Financial Results

Net Revenues

•	Total net revenues were $432.0 million, down 23.6% from $565.2 million in the fourth quarter of 2016 and down 16.1% from $514.9 million in the first quarter of 2016.

Gross Profit and Margin

•	Gross profit in the first quarter of 2017 was $59.8 million, compared with $39.6 million in the fourth quarter of 2016 and $109.0 million in the first quarter of 2016.
•	Gross margin in the first quarter of 2017 was 13.8%, compared with 7.0% in the fourth quarter of 2016 and 21.2% in the first quarter of 2016.

Income from Operations and Operating Margin

•	Income from operations in the first quarter of 2017 was $28.3 million, compared with a loss from operations of $21.5 million in the fourth quarter of 2016 and income from operations of $56.7 million in the first quarter of 2016.
•	Operating margin in the first quarter of 2017 was 6.6%, compared with -3.8% in the fourth quarter of 2016 and 11.0% in the first quarter of 2016.

•	Total operating expenses were $31.5 million in the first quarter of 2017, down 48.4% from $61.1 million in the fourth quarter of 2016 and down 39.8% from $52.3 million in the first quarter of 2016.
•	Selling and marketing expenses were $21.9 million in the first quarter of 2017, down 21.2% from $27.8 million in the fourth quarter of 2016 and down 3.9% from $22.8 million in the first quarter of 2016.
•	General and administrative expenses were $18.2 million in the first quarter of 2017, down 13.3% from $21.0 million in the fourth quarter of 2016 and up 1.7% from $17.9 million in the first quarter of 2016.
•	Research and development expenses were $8.8 million in the first quarter of 2017, down 24.1% from $11.6 million in the fourth quarter of 2016 and down 24.1% from $11.6 million in the first quarter of 2016.

Net Interest Expense

•	Net interest expense was $9.5 million in the first quarter of 2017, compared with $12.0 million in the fourth quarter of 2016 and $12.8 million in the first quarter of 2016. This was largely due to the payment of principal on certain interest-bearing debt instruments.

Foreign Currency Exchange Gain (Loss)

•	Net foreign currency exchange gain was $2.5 million in the first quarter of 2017, compared with a net loss of $6.9 million in the fourth quarter of 2016 and net gain of $4.0 million in the first quarter of 2016.

Gain (loss) on Change in Fair Value of Derivative Contracts

•	The Company recorded a net loss of $0.4 million in the first quarter of 2017 from the change in fair value of derivatives in hedging activities, compared with a net gain of $6.7 million in the fourth quarter of 2016 and a net loss of $15.3 million in the first quarter of 2016.

Income Tax Expense (Benefit)

•	Income tax expense was $5.4 million in the first quarter of 2017, compared with an income tax benefit of $10.4 million in the fourth quarter of 2016 and an income tax expense of $4.6 million in the first quarter of 2016.

Net Income (Loss) and Earnings (Loss) per ADS

•	Net income attributable to Company’s ordinary shareholders was $17.6 million in the first quarter of 2017, compared with net loss of $18.5 million in the fourth quarter of 2016 and net income of $27.5 million in the first quarter of 2016.
•	Earnings per fully diluted ADS on a GAAP basis were $0.21 in the first quarter of 2017, compared with loss per fully diluted ADS of $0.22 in the fourth quarter of 2016 and earnings per fully diluted ADS of $0.33 in the first quarter of 2016.

Financial Position

As of March 31, 2017, the Company had cash and cash equivalents of $516.1 million, compared with $390.0 million as of December 31, 2016. The restricted cash as of March 31, 2017 was $110.7 million, compared with $116.8 million as of December 31, 2016.

As of March 31, 2017, accounts receivable was $295.3 million, compared with $328.1 million, as of December 31, 2016. Inventories were $399.3 million as of March 31, 2017, compared with $338.5 million as of December 31, 2016.

Total short-term bank borrowings (including the current portion of long-term bank borrowings) were $432.5 million, a decrease of $95.4 million from the fourth quarter of 2016, due to the repayment of certain bank loans.

As of March 31, 2017, the Company had total long-term debt (net of current portion and long-term notes) of $643.0 million, a decrease of $0.7 million from the fourth quarter of 2016. The Company's long-term bank and government borrowings are to be repaid in installments until their maturities, which range from one to fourteen years.

Net cash provided by operating activities was $234.5 million in the first quarter of 2017.

Capital expenditures were $11.9 million in the first quarter of 2017.

Operations Updates

Production Capacity

As of March 31, 2017, the Company’s in-house, annualized production capacities were 1,550 MW for ingot, 1,000 MW for wafer, 4,200 MW for cell and 4,200 MW for module.

By the end of this year, we expect our annual nameplate capacities to reach 1,600 MW for ingot, 1,100 MW for wafer, 4,600 MW for cell and 4,600 MW for module mainly from conversion efficiency improvement and debottlenecking of our production operations.

Furthermore, the Company has additional module availability of up to 1,800 MW (annualized) as of March 31, 2017 from Hanwha Q CELLS Korea Corporation, an affiliate of the Company. Hanwha Q CELLS Korea Corporation is currently expanding its capacity with expected capacity of approximately 2,200 MW respectively in the second half of 2017.

Business Outlook

Second Quarter and Full Year 2017 Guidance

For the second quarter of 2017, the Company estimates net revenues in the range of $560 to 580 million.

For the full year 2017, the Company reiterates its previous guidance of:

•	Total module shipments in the range of 5,500 to 5,700 MW

•	Revenue-recognized module shipments in the range of 5,300 to 5,500 MW

•	Capital expenditures of approximately $50 million for manufacturing technology upgrades and certain R&D related expenditures

Conference Call

The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Korea Standard Time) on May 25, 2017. The management will discuss the results and take questions following the prepared remarks.

A live webcast of the conference call will be available on the investor relations section of the Company’s website at www.hanwha-qcells.com or by clicking the following hyperlink: http://edge.media-server.com/m/p/iar4z3gn.

The dial-in details for the live conference call are as follows:

International Toll Free Dial-In Number	+65 67135090
United States	+1 (845) 675-0437
South Korea	+82 (0)2 6490-3660
Germany	08001820671
United Kingdom China, Domestic Hong Kong	+44 2036214779 8008190121 / 4006208038 +852 30186771

Passcode: HQCL

A replay of the call will be available after the conclusion of the conference call on the investor relations section of the Company’s website at www.hanwha-qcells.com and also by dialing numbers below:

International Toll Free Dial-In Number	+61 2 8199 0299
United States	+1 (855) 452-5696
South Korea	0079861361602
Germany United Kingdom	08001802149 08082340072
China, Domestic Hong Kong	8008700206 / 4006322162 800963117

Conference ID: 22649435

Replay time period: May 25, 2017 11:00 ET – June 2, 2017 09:59 ET

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About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ), with diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com/.

Safe Harbor Statement

This report contains forward-looking statements that are not statements of historical fact. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements, particularly statements about our guidance for performance in the second quarter and the full year 2017, involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Hanwha Q CELLS Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in millions of US dollars, except share data)

	March 31, 2017	December 31, 2016
ASSETS	(unaudited)	(audited)
Current assets
Cash and cash equivalents	516.1	390.0
Restricted cash	110.7	116.8
Accounts and notes receivable - net	295.3	328.1
Receivables from related parties	124.3	83.6
Inventories	399.3	338.5
Loans to related parties	12.0	13.0
Other current assets	99.0	81.5
Total current assets	1,556.7	1,351.5

Fixed assets - net	762.0	755.5
Intangible assets - net	14.7	16.6
Land use rights - net	48.2	47.9
Deferred tax assets - net	7.2	6.1
Loans to related parties	6.6	6.6
Other long-term assets	28.8	24.9
Total assets	2,424.2	2,209.1
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	147.4	171.1
Notes payable	88.4	107.2
Payables to related parties	228.8	161.6
Deferred revenue	252.0	18.9
Accrued expenses	38.3	36.6
Other payables	19.8	20.2
Tax payables	21.6	16.0
Short-term debt	281.0	377.4
Current portion of long-term debt	151.5	150.5
Customer deposits	26.5	17.3
Derivative contracts	0.6	1.0
Litigation accruals	1.0	1.8
Deferred tax liabilities	-	2.4
Warranty provision	43.1	42.2
Other current liabilities	6.6	6.1
Total current liabilities	1,306.6	1,130.3

Long-term debt	643.0	643.7
Long-term warranty provision	16.3	19.0
Deferred tax liabilities	9.7	7.9
Total liabilities	1,975.6	1,800.9
Stockholders' equity
Ordinary shares	0.4	0.4
Additional paid-in capital	431.7	431.7
Accumulated income	124.9	107.3
Accumulated other comprehensive loss	(108.4)	(131.2)
Total stockholders' equity	448.6	408.2
Total liabilities, redeemable ordinary shares and stockholders’ equity	2,424.2	2,209.1

Hanwha Q CELLS Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

 (in millions of US dollars, except share data and net income (loss) per share)

	For the three months ended
	March 31, 2017	December 31, 2016	March 31, 2016
	(unaudited)	(unaudited)	(unaudited)
Net sales	432.0	565.2	514.9
Cost of goods sold	372.2	525.6	405.9
Gross profit	59.8	39.6	109.0
Selling and marketing expenses	21.9	27.8	22.8
General and administrative expenses	18.2	21.0	17.9
Research and development expenses	8.8	11.6	11.6
Restructuring charges	-	0.7	-
Other operating expenses (income)	(17.4)	-	-
Income (loss) from operations	28.3	(21.5)	56.7
Other income (expenses)
Interest income	1.0	3.1	3.1
Interest expense	(10.5)	(15.1)	(15.9)
Foreign exchange gain (loss)	2.5	(6.9)	4.0
Gain (loss) on change in fair value of derivative contracts	(0.4)	6.7	(15.3)
Investment income (loss)	1.2	1.2	(1.5)
Other income (expense) - net	0.9	3.6	1.0
Other expense, net	(5.3)	(7.4)	(24.6)
Income (loss) before income tax	23.0	(28.9)	32.1

Income tax expense (benefit)	5.4	(10.4)	4.6
Net income (loss)	17.6	(18.5)	27.5

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per share:
Basic	US$0.00	US$0.00	US$0.01
Diluted	US$0.00	US$0.00	US$0.01

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per ADS:
Basic	US$0.21	(US$0.22)	US$0.33
Diluted	US$0.21	(US$0.22)	US$0.33

Number of shares used in computation of net income (loss) per share:
Basic	4,158,769,098	4,159,051,773	4,158,891,211
Diluted	4,158,769,098	4,159,287,244	4,159,413,477

Number of shares used in computation of net income (loss) per ADS:
Basic	83,175,382	83,181,035	83,177,824
Diluted	83,175,382	83,185,745	83,188,270

Other comprehensive income (loss)
Foreign currency translation adjustment	22.9	(50.5)	22.4
Pension adjustments	-	(0.3)	-
Comprehensive income (loss)	40.5	(69.3)	49.9